SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Rule 13e-3 Transaction Statement

under Section 13(e) of the Securities Exchange Act of 1934

(Amendment No. 3)

Northern Growers, LLC

(Name of Issuer)

Northern Growers, LLC

Ronald Anderson

LeRoy Bergan

Wendell Falk

R. Lars Herseth

Mark Lounsbery

Robert Metz

Robert Narem

Jeff Olson

Ronald Olson

Heath Peterson

Delton Strasser

Steve Street

J. Charles Walters

Bill Whipple

Robert Wittnebel

(Name of Person(s) Filing Statement)

Class A Capital Units

(Title of Class of Securities)

Not Applicable

(CUSIP Number of Class of Securities)

Sarah M. Bernstein, Esq.

Barack Ferrazzano Kirschbaum & Nagelberg LLP

200 West Madison Street, Suite 3900

Chicago, Illinois  60606

(312) 984-3100

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies.   ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$15,013,928	$1070.49

*          For purposes of calculating the fee only.  Estimated transaction valuation is based on the book value per Class A capital unit ($0.7379) to be exchanged in the reclassification transaction for Class B or Class C capital units.  The estimated transaction valuation is equal to the product obtained by multiplying (A) ($0.7379) by (B) the estimated total number of Class A capital units (20,346,833) owned by all Class A members of record who hold fewer than 70,000 Class A capital units in each member’s account immediately prior to the effective time of the reclassification transaction to which this Rule 13e-3 Transaction Statement relates.

**       Determined pursuant to Rule 0-11(b)(1) as the product of (a) $15,013,928 multiplied by (b) .00007130.

☒                      Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$1070.49	Filing Party:	Northern Growers, LLC

Form or Registration No.:	Schedule 13E-3 005-85189	Date Filed:	January 22, 2010

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document.  Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 3 to Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed by Northern Growers, LLC (the “Company”), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder. This Amendment No. 3 is being filed pursuant to Rule 13e-3(d)(3) as a final amendment to report the results of the rule 13e-3 transaction subject to this Schedule 13E-3 Transaction Statement.

On July 2, 2010, the Company entered into its Sixth Amended and Restated Operating Agreement (the “Sixth A&R Operating Agreement”), which was approved by the members of the Company at a special meeting of members held on April 26, 2010.  As a result of the execution of the Sixth A&R Operating Agreement, the reclassification (the “Reclassification”) of a portion of the Company’s Class A capital units became effective.  In the Reclassification, members of record with at least 40,000 Class A capital units but fewer than 70,000 Class A capital units as of July 2, 2010 became entitled to receive one Class B capital unit for each Class A capital unit held prior to the Reclassification, and members of record with fewer than 40,000 Class A capital units as of July 2, 2010 became entitled to receive one Class C capital unit for each Class A capital unit held prior to the Reclassification.

The Reclassification has reduced the number of record holders of Class A capital units to less than 300, enabling the Company to terminate its registration and suspend its reporting obligations with the Securities and Exchange Commission. The Company expects to file a Form 15 with the Securities and Exchange Commission to cease reporting as a public company as soon as practicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2010
NORTHERN GROWERS, LLC

	By:	/s/ Robert Narem
	Name:	Robert Narem
	Title:	Chief Executive Officer

OTHER FILING PERSONS:

/s/ Ronald Anderson	/s/ LeRoy Bergan
Ronald Anderson	LeRoy Bergan

/s/ Wendell Falk	/s/ R. Lars Herseth
Wendell Falk	R. Lars Herseth

/s/ Mark Lounsbery	/s/ Robert Metz
Mark Lounsbery	Robert Metz

/s/ Robert Narem	/s/ Jeff Olson
Robert Narem	Jeff Olson

/s/ Ronald Olson	/s/ Heath Peterson
Ronald Olson	Heath Peterson

/s/ Delton Strasser	/s/ Steve Street
Delton Strasser	Steve Street

/s/ J. Charles Walters	/s/ Bill Whipple
J. Charles Walters	Bill Whipple

/s/ Robert Wittnebel
Robert Wittnebel